SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

View, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

92671V106

(CUSIP Number)

October 21, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons CF Finance Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 18,936,666 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 18,936,666 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,936,666 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.6% (2)
12.	Type of Reporting Person (see instructions) OO

(1)	Includes (a) 1,100,000 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” or “Common Stock”) issued upon separation of private placement units purchased by CF Finance Holdings II, LLC (the “Sponsor”) in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, and (d) shares of Common Stock underlying 366,666 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor Fitzgerald, L.P. (“Cantor”), which is controlled by its managing general partner, CF Group Management, Inc. (“CFGM”). CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	This percentage is calculated based on 219,227,971 shares of the Issuer’s Class A Common Stock outstanding as of August 4, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2022.

1.	Names of Reporting Persons Cantor Fitzgerald, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,686,666 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,686,666 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,686,666 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.0% (2)
12.	Type of Reporting Person (see instructions) PN

(1)	Includes (a) 1,100,000 shares of the Issuer’s Class A Common Stock issued upon separation of private placement units purchased by the Sponsor in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, (d) 750,000 shares of the Issuer’s Class A Common Stock received by Cantor Fitzgerald & Co. (“CF&Co.”) in consideration of a transaction fee in connection with an agreement to act as exclusive financial advisor to CF Finance Acquisition Corp. II, and (e) shares of Common Stock underlying 366,666 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	This percentage is calculated based on 219,227,971 shares of the Issuer’s Class A Common Stock outstanding as of August 4, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2022.

1.	Names of Reporting Persons CF Group Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,686,666 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,686,666 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,686,666 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.0% (2)
12.	Type of Reporting Person (see instructions) CO

(1)	Includes (a) 1,100,000 shares of the Issuer’s Class A Common Stock issued upon separation of private placement units purchased by the Sponsor in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, (d) 750,000 shares of the Issuer’s Class A Common Stock received by CF&Co. in consideration of a transaction fee in connection with an agreement to act as exclusive financial advisor to CF Finance Acquisition Corp. II, and (e) shares of Common Stock underlying 366,666 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	This percentage is calculated based on 219,227,971 shares of the Issuer’s Class A Common Stock outstanding as of August 4, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2022.

1.	Names of Reporting Persons Howard W. Lutnick
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,686,666 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,686,666 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,686,666 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 9.0% (2)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes (a) 1,100,000 shares of the Issuer’s Class A Common Stock issued upon separation of private placement units purchased by the Sponsor in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, (d) 750,000 shares of the Issuer’s Class A Common Stock received by CF&Co. in consideration of a transaction fee in connection with an agreement to act as exclusive financial advisor to CF Finance Acquisition Corp. II, and (e) shares of Common Stock underlying 366,666 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	This percentage is calculated based on 219,227,971 shares of the Issuer’s Class A Common Stock outstanding as of August 4, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2022.

1.	Names of Reporting Persons CF Principal Investments LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0%
12.	Type of Reporting Person (see instructions) OO

1.	Names of Reporting Persons Cantor Fitzgerald & Co.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 750,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 750,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.3% (2)
12.	Type of Reporting Person (see instructions) BD

(1)	Includes 750,000 shares of the Issuer’s Class A Common Stock received in consideration of a transaction fee in connection with an agreement to act as exclusive financial advisor to CF Finance Acquisition Corp. II.

(2)	This percentage is calculated based on 219,227,971 shares of the Issuer’s Class A Common Stock outstanding as of August 4, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2022.

Introductory Note: This Schedule 13G amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 10, 2020 (as amended from time to time, the “Schedule 13D”) by CF Finance Holdings II, LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) Howard W. Lutnick, CF Principal Investments LLC, a Delaware limited liability company (“CFPI”), and Cantor Fitzgerald & Co. (“Cantor Fitzgerald” and, together with the Sponsor, Cantor, CFGM, Cantor Fitzgerald, and Mr. Lutnick, the “Reporting Persons”), relating to their beneficial ownership in View, Inc. (formally known as CF Finance Acquisition Corp. II, the “Issuer”). As of the filing of this Schedule 13G, the Reporting Persons do not hold the securities with the purpose or effect of changing or influencing control of the Issuer. As such, this Schedule 13G is deemed to amend the Schedule 13D.

Item 1(a).	Name of Issuer: View, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 195 S. Milpitas Blvd. Milpitas, CA 95035

Item 2(a).	Name of Person Filing: CF Finance Holdings II, LLC Cantor Fitzgerald, L.P. CF Group Management, Inc. Howard W. Lutnick CF Principal Investments LLC Cantor Fitzgerald & Co.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 110 East 59th Street, New York, New York 10022

Item 2(c).	Citizenship: Each of the Sponsor, Cantor, and CFPI were organized in Delaware. Each of CFGM and Cantor Fitzgerald were organized in New York. Mr. Lutnick is a United States Citizen.

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 92671V106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership

The following information is presented as of October 21, 2022.

Fund Entities	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
CF Finance Holdings II, LLC (1)	18,936,666	0	18,936,666	0	18,936,666	8.6%
Cantor Fitzgerald L.P. (1)(2)	19,686,666	0	19,686,666	0	19,686,666	9.0%
CF Group Management, Inc. (1)(2)	19,686,666	0	19,686,666	0	19,686,666	9.0%
Howard W. Lutnick (1)(2)	19,686,666	0	19,686,666	0	19,686,666	9.0%
CF Principal Investments LLC	0	0	0	0	0	0.0%
Cantor Fitzgerald & Co. (2)	750,000	0	750,000	0	750,000	0.3%

(1)	Includes (a) 1,100,000 shares of the Issuer’s Class A Common Stock issued upon separation of private placement units purchased by the “Sponsor in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, and (d) shares of Common Stock underlying 366,666 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Includes 750,000 shares of the Issuer’s Class A Common Stock received in consideration of a transaction fee in connection with an agreement to act as an exclusive financial advisor to CF Finance Acquisition Corp. II.

(3)	This percentage is calculated based on 219,227,971 shares of the Issuer’s Class A Common Stock outstanding as of August 4, 2022, as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2022.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of a Group Not applicable

Item 10.

Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2022

CF Finance Holdings II, LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Principal Investments LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald & Co.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman

/s/ Howard W. Lutnick

JOINT FILING AGREEMENT

View, Inc.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13G and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October 21st, 2022.

CF Finance Holdings II, LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Group Management, Inc.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF Principal Investments LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Cantor Fitzgerald & Co.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman

/s/ Howard W. Lutnick